UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check One)  Form 10-KSB __ Form 20-F __ Form 11-K  X  Form 10-QSB __ Form N-SAR
                                                   ---

             For Period Ended: June 30, 2002
             [   ] Transition Report on Form 10-K
             [   ] Transition Report on Form 20-F
             [   ] Transition Report on Form 11-K
             [ X ] Transition Report on Form 10-Q
             [   ] Transition Report on Form N-SAR
             For Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

STRATEGIC INTERNET INVESTMENTS, INCORPORATED
Full Name of Registrant


Former Name if Applicable:   N/A

Suite 450 - 650 West Georgia Street
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Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6B4N8
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City, State and Zip Code





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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(1) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(2) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(3) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

      The Company hereby requests an extension to August 19, 2002, for the filing of its Quarterly Report on Form 10-QSB for the quarter ended on June 30, 2002. The reason for the request for an extension is that the Company has been delayed in completing its financing arrangements and has not found a replacement for the bookkeeper who resigned in May, 2002. The Company's quarterly financial statements were subject to a delay in their completion and, as a result, the Auditors have advised that they will require additional time to complete their full review of the statements. The Company requires the additional time to file the Form 10-QSB for the quarter ended on June 30, 2002 in order to complete the review process.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

             Ralph Shearing             (604)            684-8662
             ---------------          ----------     ------------------
                 (Name)               (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                        X   Yes      No
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      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                           Yes   X   No
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      if so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Strategic Internet Investments, Incorporated
                       --------------------------------------------
                       (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 14, 2002              By:   /s/   Ralph Shearing
                                        ------------------------------
                                        Ralph Shearing
                                        President

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